Mail Stop 4561

April 29, 2008

Mr. Robert S. Hekemian
Chief Executive Officer
First Real Estate Investment Trust of New Jersey
505 Main Street
Hackensack, NJ 07601

       Re: **First Real Estate Investment Trust of New Jersey**
               Form 10-K
               Filed January 14, 2008
               File No. 000-25043

Dear Mr. Hekemian:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael McTiernan
Special Counsel

cc: John A. Aiello, Esq. (*via facsimile*)